Exhibit 99.1

Almacenes Éxito S.A.

Interim consolidated financial statements

As of March 31, 2024, and December 31, 2023, and for the Periods ended March 31, 2024, and 2023

Almacenes Éxito S.A.

Interim consolidated statement of financial position

At March 31, 2024 and at December 31, 2023

(Amounts expressed in millions of Colombian pesos)

	Notes	At March 31, 2024	At December 31, 2023
Current assets
Cash and cash equivalents	7	1,410,742	1,508,205
Trade receivables and other receivables	8	614,940	704,931
Prepayments	9	33,236	41,515
Receivables from related parties	10	59,348	52,145
Inventories, net	11	2,638,962	2,437,403
Financial assets	12	1,596	2,452
Tax assets	24	583,737	524,027
Assets held for sale	41	17,095	12,413
Total current assets		5,359,656	5,283,091

Non-current assets
Trade receivables and other receivables	8	11,273	12,338
Prepayments	9	4,660	4,816
Other non-financial assets from related parties	10	38,750	52,500
Financial assets	12	24,698	25,014
Deferred tax assets	24	239,232	197,692
Property, plant and equipment, net	13	4,197,005	4,069,765
Investment property, net	14	1,746,654	1,653,345
Rights of use asset, net	15	1,790,441	1,361,253
Other intangible assets, net	16	393,921	366,369
Goodwill	17	3,221,555	3,080,622
Investments accounted for using the equity method	18	262,998	232,558
Other assets		398	398
Total non-current assets		11,931,585	11,056,670
Total assets		17,291,241	16,339,761

Current liabilities
Loans, borrowings, and other financial liability	20	2,056,303	1,029,394
Employee benefits	21	5,074	4,703
Provisions	22	35,823	22,045
Payables to related parties	10	60,168	55,617
Trade payables and other payable	23	4,496,384	5,248,777
Lease liabilities	15	281,436	282,180
Tax liabilities	24	115,290	107,331
Derivative instruments and collections on behalf of third parties	25	133,188	139,810
Other liabilities	26	174,401	254,766
Total current liabilities		7,358,067	7,144,623

Non-current liabilities
Loans, borrowings, and other financial liability	20	206,368	236,811
Employee benefits	21	35,980	35,218
Provisions	22	11,613	11,630
Trade payables and other payable	23	19,342	37,349
Lease liabilities	15	1,717,427	1,285,779
Deferred tax liabilities	24	238,421	156,098
Tax liabilities	24	7,670	8,091
Other liabilities	26	2,338	2,353
Total non-current liabilities		2,239,159	1,773,329
Total liabilities		9,597,226	8,917,952

Shareholders’ equity
Issued share capital	27	4,482	4,482
Reserves	27	1,507,316	1,431,125
Other equity components	27	4,863,409	4,665,070
Equity attributable to non-controlling interest		1,318,808	1,321,132
Total shareholders’ equity		7,694,015	7,421,809
Total liabilities and shareholders’ equity		17,291,241	16,339,761

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statement of profit or loss

For the quarters ended March 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Quarters ended March 31,
	Notes	2024	2023
Continuing operations
Revenue from contracts with customers	28	5,275,139	5,456,154
Cost of sales	11	(3,953,186)	(4,023,235)
Gross profit		1,321,953	1,432,919

Distribution, administrative and selling expenses	29	(1,205,139)	(1,225,649)
Other operating revenue	31	11,668	12,691
Other operating expenses	31	(31,340)	(4,884)
Other (loss) net	31	(1,914)	(1,692)
Operating profit		95,228	213,385

Financial income	32	102,777	170,478
Financial cost	32	(185,487)	(237,300)
Share of profit in associates and joint ventures	18	(22,060)	(26,792)
(Loss) profit before income tax from continuing operations		(9,542)	119,771
Income tax gain (expense)	24	1,562	(40,708)
(Loss) profit for the period		(7,980)	79,063

Net (loss) profit attributable to:
Equity holders of the Parent		(37,863)	45,118
Non-controlling interests		29,883	33,945
(Loss) profit for the period		(7,980)	79,063

Earnings per share (*)
Basic earnings per share (*):
Basic (losses) earnings per share from continuing operations attributable to the shareholders of the Parent	33	(29.17)	34.76

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statement of other comprehensive income

For the quarters ended March 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Quarters ended March 31,
	Notes	2024	2023

(Loss) profit for the period		(7,980)	79,063

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) from financial instruments designated at fair value through other comprehensive income	27	(396)	(287)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(396)	(287)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	27	67,872	(243,689)
(Loss) gain from translation exchange differences to the put option (2)		(19,779)	9,095
Gain (loss) from cash flow hedge	27	2,897	(5,446)
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		50,990	(240,040)
Total other comprehensive income		50,594	(240,327)
Total comprehensive income		42,614	(161,264)

Comprehensive income attributable to:
Equity holders of the Parent		7,451	(195,090)
Non-controlling interests		35,163	33,826

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	Represent exchange differences arising from the translation of put option on the subsidiary Grupo Disco Uruguay S.A. into the reporting currency.

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statement of changes in equity

At March 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other equity components	Total	Non-controlling interests	Total shareholders’ equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988	1,295,458	8,434,446
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(21,860)	(239,252)
Profit for the period	-	-	-	-	-	-	-	-	-	-	45,118	-	45,118	33,945	79,063
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	(249,303)	-	-	(249,303)	(119)	(249,422)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	4	4	(441)	(437)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	195,225	195,225	-	195,225
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	9,095	-	16,480	25,575	(16,480)	9,095
Other movements	-	-	-	-	(2,108)	-	-	-	(2,108)	-	(508)	-	(2,616)	-	(2,616)
Balance at March 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	329,529	1,421,158	(1,207,110)	461,102	1,731,991	6,935,599	1,290,503	8,226,102

Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677	1,321,132	7,421,809
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(28,593)	(94,122)
Profit for the period	-	-	-	-	-	-	-	-	-	-	(37,863)	-	(37,863)	29,883	(7,980)
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	65,093	-	-	65,093	5,280	70,373
Appropriation to reserves	-	-	-	-	125,998	-	-	-	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	4	4	(2,798)	(2,794)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	324,817	324,817	-	324,817
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(19,779)	-	7,675	(12,104)	(6,096)	(18,200)
Other movements	-	-	-	-	-	-	-	15,722	15,722	-	(15,610)	-	112	-	112
Balance at March 31, 2024	4,482	4,843,466	(319,490)	7,857	570,387	418,442	155,412	355,218	1,507,316	(2,258,732)	354,862	2,243,303	6,375,207	1,318,808	7,694,015

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statement of cash flows

For the quarters ended March 31, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Quarters ended March 31,
	Notes	2024	2023
Operating activities

(Loss) profit for the period		(7,980)	79,063

Adjustments to reconcile (loss) profit for the period
Current income tax	24	32,575	34,833
Deferred income tax	24	(34,137)	5,875
Interest, loans and lease expenses	32	88,184	68,546
(Gain) loss from changes in fair value of derivative financial instruments	32	(576)	29,158
Expected credit loss (gain), net	8.1	3,184	(780)
Impairment of inventories, net	11.1	3,217	1,462
Employee benefit provisions	21	561	565
Provisions and reversals	22	19,392	(1,492)
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	158,767	151,207
Amortization of other intangible assets	16	8,091	7,769
Share of profit in associates and joint ventures accounted for using the equity method		22,060	26,792
Gain from the disposal of non-current assets		3,916	2,530
Interest income	32	(11,917)	(16,112)
Other adjustments from items other than cash		1,638	(5,156)
Operating income before changes in working capital		286,975	384,260

Decrease in trade receivables and other receivables		98,450	64,465
Decrease in prepayments		8,568	6,528
(Increase) decrease in receivables from related parties		(13,881)	2,862
(Increase) in inventories		(174,592)	(149,520)
Decrease in tax assets		13,994	24,165
(Decrease) in employee benefits		(259)	(142)
Payments and decease in other provisions	22	(5,774)	(9,851)
(Decrease) in trade payables and other accounts payable		(793,783)	(1,010,844)
Increase (decrease) increase in accounts payable to related parties		9,527	(18,745)
(Decrease) in tax liabilities		(7,818)	(1,312)
(Decrease) in other liabilities		(82,417)	(60,446)
Income tax, net		(88,869)	(75,892)
Net cash flows (used in) operating activities		(749,879)	(844,472)

Investing activities
Advances to joint ventures		(38,750)	-
Acquisition of property, plant and equipment	13.1	(97,224)	(150,041)
Acquisition of investment property	14	(5,908)	(7,026)
Acquisition of other intangible assets	16	(6,353)	(9,534)
Proceeds of the sale of property, plant and equipment		1,343	487
Net cash flows (used in) investing activities		(146,892)	(166,114)

Financing activities
Proceeds from financial assets		551	1
Payments from collections on behalf of third parties		(2,031)	(57,276)
Proceeds from loans and borrowings	20	1,034,777	727,266
Repayment of loans and borrowings	20	(80,981)	(46,118)
Payments of interest of loans and borrowings	20	(27,119)	(24,668)
Lease liabilities paid	15.2	(77,404)	(68,913)
Interest on lease liabilities paid	15.2	(37,693)	(29,514)
Dividends paid	37	(28,956)	(238,441)
Interest received	32	11,917	16,112
Payment to non-controlling interest		(2,794)	(437)
Net cash flows provided by financing activities		790,267	278,012

Net (decrease) in cash and cash equivalents		(106,504)	(732,574)
Effects of the variation in exchange rates		9,041	(18,548)
Cash and cash equivalents at the beginning of period	7	1,508,205	1,733,673
Cash and cash equivalents at the end of period	7	1,410,742	982,551

The accompanying notes are an integral part of the interim consolidated financial statements.

Note 1. General information

Almacenes Éxito S.A. was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150. Here and after Almacenes Éxito S.A. and its subsidiaries are referred to as the “Exito Group”.

Almacenes Éxito S.A. is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; is a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) and a foreign issuer with the U.S. Securities and Exchange Commission (SEC).

Interim consolidated financial statements as of March 31, 2024, were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on May 8, 2024.

Exito Group´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.
-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.
-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.
-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.
-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.
-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.
-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2023, the immediate holding company, or controlling entity of Almacenes Éxito S.A. was Casino Guichard-Perrachon S.A., which owned 47.29% (directly and indirectly) of its ordinary shares and control of its board of directors. Casino, Guichard-Perrachon S.A., is ultimately controlled by Mr. Jean-Charles Henri Naouri.

At March 31, 2024 and as a consequence of mentioned in Note 6, the immediate holding company, or controlling entity of the Almacenes Éxito S.A. is Cama Commercial Group Corp., which owns 86.84% (directly and indirectly) of its ordinary shares. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr. Francisco Javier Calleja Malaina.

A business group situation is registered in the Camara de Comercio de Aburrá Sur, by Almacenes Éxito S.A.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the consolidated financial statements at March 31, 2024, which are the same at December 31, 2023:

Name	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2023	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%

Indirectly owned entities

Patrimonio Autónomo Centro Comercial Viva Barranquilla	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco Uruguay S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	69.15%	100.00%	69.15%	30.85%
Devoto Hermanos S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Ameluz S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Fandale S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Odaler S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
La Cabaña S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Ludi S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Hiper Ahorro S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Maostar S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	69.15%	34.58%	65.42%
Semin S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Randicor S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Ciudad del Ferrol S.C.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	69.15%	67.77%	32.23%
Setara S.A.	Odaler S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Mablicor S.A.	Fandale S.A.	Uruguay	Uruguay	51.00%	69.15%	35.27%	64.73%
Vía Artika S. A.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

Note 1.2. Subsidiaries with material non-controlling interests

At March 31, 2024 and at December 31, 2023 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
	Country	March 31, 2024	December 31, 2023
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco Uruguay S.A.	Uruguay	30.85%	30.85%

Note 2. Basis of preparation and other significant accounting policies

The consolidated financial statements as of December 31, 2023, and the interim consolidated financial statements as of March 31, 2024, and for the quarters ended March 31, 2024, and 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The interim consolidated financial statements are disclosure in accordance with IAS 34 and should be read in conjunction with the consolidated financial statements as of December 31, 2023, and do not include all the information required for a consolidated financial statement disclosure in accordance with IAS 1. However, some notes have been included to explain events and transactions that are relevant to understanding the changes in Exito Group’s financial situation, as well as the operating performance since December 31, 2023.

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments, financial instruments and customer loyalty programs measured at fair value.

Exito Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties’ ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders’ equity.

These consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all of its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Almacenes Éxito S.A. has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (Patrimonios Autónomos, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

“Control” is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Almacenes Éxito S.A. has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that most voting rights results in control. To support this presumption and when the Almacenes Éxito S.A. has less than a majority of the voting or similar rights of an investee, Almacenes Éxito S.A. considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Almacenes Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control the subsidiary.

Transactions involving a change in ownership percentage without loss of control are recognized in shareholders’ equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Whenever a subsidiary is made available for sale or its operation is discontinued, but control over it is still maintained, its assets and liabilities are classified as assets held for sale and presented in a single line item in the statement of financial position. Results from discontinued operations are presented separately in the consolidated statement of profit or loss.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Almacenes Éxito S.A.

Subsidiaries’ assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A ’s. revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		Average rates (*)
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
US Dollar	3,842.30	3,822.05	3,914.97	4,325.05
Uruguayan peso	102.28	97.90	100.67	111.36
Argentine peso	4.48	4.73	4.69	16.82
Euro	4,149.71	4,222.05	4,250.46	4,675.64

(*)	Expressed in Colombian pesos.

Note 4. Accounting policies

The accompanying interim consolidated financial statements at March 31, 2024 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2023, except for new and modified standards and interpretations applied starting January 1, 2024 and for mentioned in Note 4.1.

The adoption of the new standards in force as of January 1, 2024, mentioned in Note 5.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2023 and no significant effect resulted from adoption thereof.

Nota 4.1. Voluntary changes in accounting policies

Starting on January 1, 2024, Exito Group made a voluntary change in its inventory valuation policy by changing from the first-in, first-out (FIFO) method to the Average Cost method.

The Average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances. The voluntary change is supported by the belief that the Average Cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management. The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year-end or anniversary promotional events).

The minor impact of this change on (loss) earnings per share and net (loss) income for the quarters ended March 31, 2024, and 2023 and on the inventory and cost of sales accounts at December 31, 2023, is as follows:

	Quarters ended March 31,
	2024		2023		December 31, 2023
	(Loss) per share (expressed in Colombian pesos)	Net (loss)	Earnings per share (expressed in Colombian pesos)	Net income	Inventories	Cost of sales
Adjustment	(0,53)	(693)	1,72	2,233	13,568	(2,668)
Percentage	1.83%	1.83%	4.94%	4.94%	0.57%	0.66%

Note 5. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 5.1. New and amended standards and interpretations.

Éxito Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2024. The new standards adopted are as follows:

Statement	Description	Applicable periods / impact
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, Éxito Group reviewed non-financial covenants to disclosure its compliance.
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

These changes did not have any impact in the financial statements.
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, Exito Group disclosed these liabilities.

Statement	Description	Applicable periods / impact
IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information.

The objective of IFRS S1 - General Requirements for the Disclosure of Sustainability–related Financial Information, is to require an entity to disclose information about all risks and opportunities related to sustainability that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as “sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s prospects.” The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.

In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S1
IFRS 2 - Climate-related Disclosures	The objective of IFRS S2 - Climate-related Disclosures, is to require an entity to disclose information about all risks and opportunities related to climate that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term (collectively referred to as “climate information”). The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.	In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S2.

Note 5.2. New and revised standards and interpretations issued and not yet effective

Exito Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect up to the date of the issuance of the consolidated financial statements:

Statement	Description	Applicable periods
Amendment to IAS 21 – Lack of Exchangeability

This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.

January 1, 2025, with early adoption permitted. No material effects are expected from the application of this Amendment.

Note 6. Relevant facts

Change in controlling entity

On January 22, 2024, 86.84% of the common shares of Almacenes Éxito S.A. were awarded to Cama Commercial Group Corp. as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp. became the immediate holding of Almacenes Éxito S.A.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	March 31, 2024	December 31, 2023
Cash at banks and on hand	1,371,157	1,477,368
Term deposit certificates	20,415	7,244
Fiduciary rights – money market like (1)	17,813	22,266
Funds	1,354	1,318
Other cash equivalents	3	9
Total cash and cash equivalents	1,410,742	1,508,205

(1)	The balance is as follows:

	March 31, 2024	December 31, 2023
Fiducolombia S.A.	15,448	18,549
Fiduciaria Bogota S.A.	1,725	2,600
BBVA Asset S.A.	272	165
Fondo de Inversión Colectiva Abierta Occirenta	218	167
Credicorp Capital	80	613
Corredores Davivienda S.A.	70	172
Total fiduciary rights	17,813	22,266

The decrease is due to transfers of fiduciary rights to cash on hand and banks to be used in the operation.

At March 31, 2024, Exito Group recognized interest income from cash at banks and cash equivalents in the amount of $11,917 (March 31, 2023 - $16,112), which were recognized as financial income as detailed in Note 32.

At Mach 31, 2024 and at December 31, 2023, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	March 31, 2024	December 31, 2023
Trade receivables (Note 8.1.)	411,068	466,087
Other account receivables (Note 8.2.)	215,145	251,182
Total trade receivables and other account receivables	626,213	717,269
Current	614,940	704,931
Non-Current	11,273	12,338

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	March 31, 2024	December 31, 2023
Trade accounts	342,444	391,552
Sale of real-estate project inventories	39,586	39,277
Rentals and dealers	36,747	41,122
Employee funds and lending	3,820	3,799
Allowance for expected credit loss	(11,529)	(9,663)
Trade receivables	411,068	466,087

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivables are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the quarter ended March 31, 2024, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $3,184 ($780 – income for the quarter ended for March 31, 2023).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2022	22,882
Additions (Note 29)	4,352
Reversal of allowance for expected credit losses (Note 31)	(5,132)
Write-off of receivables	(1,402)
Effect of exchange difference from translation into presentation currency	(1,391)
Balance at March 31, 2023	19,309

Balance at December 31, 2023	9,663
Additions (Note 29)	6,379
Reversal of allowance for expected credit losses (Note 31)	(3,195)
Write-off of receivables	(1,229)
Effect of exchange difference from translation into presentation currency	(89)
Balance at March 31, 2024	11,529

Note 8.2. Other receivables

	March 31, 2024	December 31, 2023
Business agreements	96,655	123,932
Recoverable taxes (1)	46,131	51,340
Loans or advances to employees	32,464	33,142
Money remittances	15,214	18,892
Maintenance fees	4,023	2,649
Long-term receivable	3,135	3,598
Money transfer services	611	653
Sale of fixed assets, intangible assets and other assets	142	141
Other (2)	16,770	16,835
Total other account receivables	215,145	251,182

(1)	The decrease corresponds mainly to compensation of a favorable balance in VAT.

(2)	Corresponds to:

	March 31, 2024	December 31, 2023
Accounts receivable from non-controlling interests	6,078	5,655
Administrative fees of shopping malls	4,023	2,649
Airline pre-purchases and commissions	2,288	3,813
Receivable of seizures	1,149	974
Employee’s cash imbalances	1,069	958
Deposits in guarantees	965	925
Indemnification of lease contracts	-	812
Loans to third parties	-	17
Others minor	1,198	1,032
Total	16,770	16,835

Note 9. Prepayments

	March 31, 2024	December 31, 2023
Insurance	15,819	23,457
Lease payments	5,841	6,705
Advertising	5,682	5,770
Maintenance	5,104	2,739
Other prepayments	5,450	7,660
Total prepayments	37,896	46,331
Current	33,236	41,515
Non-Current	4,660	4,816

Note 10. Related parties

As mentioned in the control´s change in Note65, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

-	Fundación Salvador del mundo;
-	N1 Investments, Inc.;
-	Clarendon Wolrwide S.A.;
-	Avelan Enterprise, Ltd.;
-	Foresdale Assets, Ltd.;
-	Invenergy FSRU Development Spain S.L.;
-	Talgarth Trading Inc.;
-	Calleja S. A. de C.V.
-	Camma Comercial Group. Corp.

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between Exito Group and its associates, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Exito Group through credit cards, (ii) the use of these credit cards in and out of Exito Group stores and (iii) the use of other financial services agreed between the parties inside Exito Group stores.

-	Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to purchase of goods and services received.

As mentioned in Note 1, at March 31, 2024, the controlling entity of Almacenes Éxito S.A. is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of Almacenes Éxito S.A. was Casino Guichard-Perrachon S.A.

The amount of revenue arising from transactions with related parties is as follows:

	Quarters ended March 31,
	2024	2023
Joint ventures (1)	15,937	17,609
Casino Group Companies	-	665
Total	15,937	18,274

(1)	The amount of revenue with each joint venture is as follows:

	Quarters ended March 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	12,576	14,515
Yield on bonus, coupons and energy	1,341	1,486
Lease of real estate	1,083	996
Services	296	294
Total	15,296	17,291

Puntos Colombia S.A.S.
Services	406	318

Sara ANV S.A.
Services	235	-

Total	15,937	17,609

The amount of costs and expenses arising from transactions with related parties is as follows:

	Quarters ended March 31,
	2024	2023
Key management personnel (1)	43,672	31,387
Joint ventures (2)	28,799	28,406
Members of the Board	403	725
Casino Group Companies (3)	-	7,098
Controlling entity	-	5
Total cost and expenses	72,874	67,621

(1)	Transactions between Exito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	Quarters ended March 31,
	2024	2023
Short-term employee benefits	43,365	30,779
Post-employment benefits	307	608
Total key management personnel compensation	43,672	31,387

(2) The amount of costs and expenses with each joint venture is as follows:

	Quarters ended March 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	3,257	3,622

Puntos Colombia S.A.S.
Cost of customer loyalty program	25,542	24,784

Total	28,799	28,406

(3)	Costs and expenses accrued mainly arise from energy optimization services received and intermediation in the import of goods, purchase of goods and consultancy services.

Costs and expenses by each company are as follows:

	Quarters ended March 31,
	2024	2023
Casino Guichard Perrachon S.A.	-	4,053
Distribution Casino France	-	1,753
Euris	-	501
International Retail and Trade Services IG.	-	599
Relevan C Colombia S.A.S.	-	115
Casino Services	-	77
Total	-	7,098

Note 10.3. Receivable and Other non-financial assets from related parties

	Receivable		Other non-financial assets
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Joint ventures (1)	59,348	44,634	38,750	52,500
Casino Group companies (2)	-	5,945	-	-
Controlling entity	-	1,566	-	-
Current	59,348	52,145	-	-
Non-Current	-	-	38,750	52,500

(1)	Balances relate to the following joint ventures and the following detail:

-	Receivables:

	March 31, 2024	December 31, 2023
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	5,846	4,697
Other services	9,341	1,784
Total	15,187	6,481

Puntos Colombia S.A.S.
Redemption of points	44,059	37,926

Sara ANV S.A.
Other services	102	227

Total receivables	59,348	44,634

-	Other non-financial assets:

The amount of $38,750 as of March 31, 2024, corresponds to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia. The amount of $52,500 as of December 31, 2023, corresponded to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization had not been obtained from the Superintendencia Financiera de Colombia; during 2024, authorization was obtained to register the equity increase.

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	Quarters ended March 31,
	2024	2023
Casino International	-	3,224
Relevanc Colombia S.A.S.	-	1,082
Companhia Brasileira de Distribuição S.A. – CBD	-	822
International Retail and Trade Services	-	810
Casino Services	-	7
Total	-	5,945

Note 10.4. Payables to related parties

The balance of payables to related parties is shown below:

	March 31, 2024	December 31, 2023
Joint ventures (1)	60,168	44,032
Controlling entity (2)	-	10,581
Casino Group companies	-	1,004
Total	60,168	55,617

(1)	The balance of payables by each joint venture is as follows:

	March 31, 2024	December 31, 2023
Puntos Colombia S.A.S (a)	53,587	43,986
Compañía de Financiamiento Tuya S.A.	6,581	44
Sara ANV S.A.	-	2
Total accounts payable to joint ventures	60,168	44,032

(a)	Represents the balance arising from points (accumulations) issued.

(2)	Represents the balance for consulting services from Casino Guichard Perrachon S.A.

Note 10.5. Collections on behalf of third parties with related parties

	March 31, 2024	December 31, 2023
Joint ventures (1)	20,290	26,515

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

The balance of inventories is as follows:

	March 31, 2024	December 31, 2023
Inventories (1)	2,524,429	2,352,735
Inventories in transit	52,736	22,312
Raw materials	29,808	28,367
Materials, spares, accessories and consumable packaging	16,302	15,884
Real estate project inventories (2)	15,585	18,003
Production in process	102	102
Total inventories	2,638,962	2,437,403

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2022	13,150
Loss recognized during the period (Note 11.2.)	1,482
Loss reversal (Note 11.2.)	(19)
Effect of exchange difference from translation into presentation currency	(556)
Balance at March 31, 2023	14,057

Balance at December 31, 2023	19,583
Loss recognized during the period (Note 11.2.)	3,217
Effect of exchange difference from translation into presentation currency	(66)
Balance at March 31, 2024	22,734

(2)	For 2024, represents López de Galarza real estate project for $776 (December 31, 2023 - $776) and Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227).

At March 21, 2024, and at December 31, 2023, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Quarters ended March 31,
	2024	2023
Cost of goods sold (1)	4,424,523	4,494,218
Trade discounts and purchase rebates	(706,281)	(697,811)
Logistics costs (2)	173,514	159,394
Damage and loss	58,213	65,971
Loss recognized during the period (Note 11.1)	3,217	1,463
Total cost of sales	3,953,186	4,023,235

(1)	For the quarter ended March 31, 2024, includes $7,091 of depreciation and amortization cost (March 31, 2023 - $7,484).

(2)	The detail is shown below:

	Quarters ended March 31,
	2024	2023
Employee benefits	91,699	85,502
Services	55,778	47,564
Depreciations and amortizations	18,745	19,015
Upload and download operators	1,477	1,398
Repairs and maintenance	1,379	2,060
Packaging and marking materials	1,335	1,311
Leases	1,296	931
Fuels	445	457
Insurance	171	185
Other	1,189	971
Total logistics costs	173,514	159,394

Note 12. Financial assets

The balance of financial assets is shown below:

	March 31, 2024	December 31, 2023
Financial assets measured at fair value through other comprehensive income (1)	23,649	23,964
Derivative financial instruments designated as hedge instruments (2)	1,474	2,378
Financial assets measured at amortized cost	579	578
Financial assets measured at fair value through profit or loss	518	546
Derivative financial instruments	74	-
Total financial assets	26,294	27,466
Current	1,596	2,452
Non-Current	24,698	25,014

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	March 31, 2024	December 31, 2023
Investments in bonds	12,973	13,288
Cnova N.V.	9,222	9,222
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	50	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	23,649	23,964

(2)	Derivative instruments designated as hedging instrument relates to swap of interest rates. The fair value of these instruments is determined based on valuation models.

At March 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	1,474

The detail of maturities of these hedge instruments at March 31, 2024, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	897	577	-	-	1,474

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	2,378

The detail of maturities of these hedge instruments at December 31, 2023, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At March 31, 2024, and at December 31, 2023, there are no restrictions or liens on financial assets that restrict their sale, except for judicial deposits relevant to the subsidiary Libertad S.A of $48 (December 31, 2023- $74), included within the line item Financial assets measured at fair value through profit or loss.

None of the assets were impaired at March 31, 2024 and at December 31, 2023.

Note 13. Property, plant and equipment, net

	March 31, 2024	December 31, 2023
Land	1,229,232	1,145,625
Buildings	2,263,644	2,149,905
Machinery and equipment	1,227,273	1,204,968
Furniture and fixtures	774,875	751,496
Assets under construction	54,240	48,456
Installations	193,403	183,485
Improvements to third-party properties	779,544	768,322
Vehicles	28,339	23,148
Computers	411,701	389,756
Other property, plant and equipment	289	289
Total property, plant and equipment, gross	6,962,540	6,665,450
Accumulated depreciation	(2,760,301)	(2,590,675)
Impairment	(5,234)	(5,010)
Total property, plant and equipment, net	4,197,005	4,069,765

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	1,278,822	2,348,627	1,176,246	789,622	50,305	197,097	776,293	28,712	404,938	16,050	7,066,712
Additions	20	6,618	21,481	11,136	15,901	960	8,036	1,354	4,679	-	70,185
(Decrease) Increase from movements between property, plant and equipment accounts	-	(66)	737	(14,731)	(5,650)	2,064	17,381	-	265	-	-
(Decreases) by transfer (to) other balance sheet accounts – investment property.	-	-	-	-	(323)	-	-	-	-	-	(323)
Disposals and derecognition	-	-	(6,473)	(1,916)	(328)	(602)	(16)	-	(1,127)	-	(10,462)
Effect of exchange differences on translation into presentation currency	(54,396)	(71,494)	(11,163)	(10,881)	(1,528)	(2,790)	(5,078)	(2,479)	(11,105)	-	(170,914)
(Decrease) increase from transfers to (from) other balance sheet accounts - tax assets	(20)	15,515	(3,025)	(2,477)	(1,043)	-	585	1,530	(255)	-	10,810
Increases by transfer from other balance sheet accounts - intangibles	-	-	63	-	-	-	-	-	1,209	-	1,272
Hyperinflation adjustments	50,098	49,602	8,901	11,094	1,282	-	-	3,310	9,664	-	133,951
Balance at March 31, 2023	1,274,524	2,348,802	1,186,767	781,847	58,616	196,729	797,201	32,427	408,268	16,050	7,101,231

Balance at December 31, 2023	1,145,625	2,149,905	1,204,968	751,496	48,456	183,485	768,322	23,148	389,756	289	6,665,450
Additions	157	215	7,426	3,229	7,964	1,530	4,644	1,696	2,668	-	29,529
Increase (Decrease) from movements between property, plant and equipment accounts	-	-	354	2,508	(3,408)	311	230	-	5	-	-
Disposals and derecognition	-	-	(5,301)	(1,884)	(110)	(164)	(7,410)	(2)	(276)	-	(15,147)
Effect of exchange differences on translation into presentation currency	3,734	6,028	4,533	5,296	1,465	8,241	13,758	(469)	951	-	43,537
(Decrease) increase from transfers to (from) other balance sheet accounts - tax assets	-	-	(730)	(202)	(127)	-	-	-	(82)	-	(1,141)
Hyperinflation adjustments	79,716	107,496	16,023	14,432	-	-	-	3,966	18,679	-	240,312
Balance at March 31, 2024	1,229,232	2,263,644	1,227,273	774,875	54,240	193,403	779,544	28,339	411,701	289	6,962,540

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	604,747	667,593	541,405	117,623	362,411	22,794	265,050	6,373	2,587,996
Depreciation	12,704	23,312	16,015	3,173	10,598	511	9,018	197	75,528
Disposals and derecognition	-	(4,998)	(1,639)	(380)	-	-	(441)	-	(7,458)
Effect of exchange differences on translation into presentation currency	(26,383)	(8,754)	(8,372)	(1,688)	(1,870)	(2,124)	(10,076)	-	(59,267)
Other	140	-	-	-	-	21	96	-	257
Hyperinflation adjustments	26,145	7,631	6,423	-	-	2,914	9,361	-	52,474
Balance at March 31, 2023	617,353	684,784	553,832	118,728	371,139	24,116	273,008	6,570	2,649,530

Balance at December 31, 2023	575,427	702,416	552,182	105,595	372,997	17,920	264,134	4	2,590,675
Depreciation	13,194	22,962	14,284	3,038	10,099	313	9,530	-	73,420
Disposals and derecognition	-	(4,815)	(621)	(111)	(4,319)	(2)	(274)	-	(10,142)
Effect of exchange differences on translation into presentation currency	933	2,932	4,918	4,774	5,013	(358)	710	-	18,922
Other	14	-	-	-	-	134	-	-	148
Hyperinflation adjustments	43,625	12,861	10,760	-	-	4,285	15,747	-	87,278
Balance at March 31, 2024	633,193	736,356	581,523	113,296	383,790	22,292	289,847	4	2,760,301

Impairment	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	-	110	-	-	-	-	4,326	-	-	-	4,436
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	(60)	-	-	-	(60)
Balance at March 31, 2023	-	110	-	-	-	-	4,266	-	-	-	4,376

Balance at December 31, 2023	-	-	-	-	-	-	5,010	-	-	-	5,010
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	224	-	-	-	224
Balance at March 31, 2024	-	-	-	-	-	-	5,234	-	-	-	5,234

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Exito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Exito Group which concluded that there are no contractual or legal obligations at acquisition.

At March 31, 2024 and at December 31, 2023 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At March 31, 2024 and at December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

At March 31, 2024 and at December 31, 2023, the Exito Group has insurance for cover the loss ‘risk over this property, plant and equipment.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes.

	Quarters ended March 31,
	2024	2023
Additions	29,529	70,185
Additions to trade payables for deferred purchases of property, plant and equipment	(100,396)	(75,444)
Payments for deferred purchases of property, plant and equipment	168,091	155,300
Acquisition of property, plant and equipment in cash	97,224	150,041

Note 14. Investment property, net

Exito Group’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	March 31, 2024	December 31, 2023
Land	276,591	263,172
Buildings	1,793,388	1,671,190
Constructions in progress	28,829	22,613
Total cost of investment properties	2,098,808	1,956,975
Accumulated depreciation	(344,197)	(295,673)
Impairment	(7,957)	(7,957)
Total investment properties, net	1,746,654	1,653,345

The movement of the cost of investment properties and accumulated depreciation during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2022	312,399	1,744,190	109,563	2,166,152
Additions	-	199	6,827	7,026
Increase (decrease) from transfers from property, plant and equipment	-	715	(392)	323
Increase (decrease) from movements between investment properties accounts	-	11,143	(11,143)	-
Effect of exchange differences on the translation into presentation currency	(8,669)	(85,014)	(223)	(93,906)
Hyperinflation adjustments	7,643	99,289	249	107,181
Other	(26)	(15,963)	(34)	(16,023)
Balance at March 31, 2023	311,347	1,754,559	104,847	2,170,753

Balance at December 31, 2023	263,172	1,671,190	22,613	1,956,975
Additions	-	-	5,908	5,908
Effect of exchange differences on the translation into presentation currency	1,293	(11,415)	(34)	(10,156)
Hyperinflation adjustments	12,126	133,613	342	146,081
Balance at March 31, 2024	276,591	1,793,388	28,829	2,098,808

Accumulated depreciation	Buildings
Balance at December 31, 2022	317,665
Depreciation expenses	8,533
Effect of exchange differences on the translation into presentation currency	(23,511)
Hyperinflation adjustments	30,894
Other	(5,006)
Balance at March 31, 2023	328,575

Balance at December 31, 2023	295,673
Depreciation expenses	8,329
Effect of exchange differences on the translation into presentation currency	(3,396)
Hyperinflation adjustments	43,591
Balance at March 31, 2024	344,197

At March 31, 2024, and at December 31, 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At March 31, 2024, and at December 31, 2023, the Exito Group is not committed to acquire, build or develop new investment property.

In Note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

Note 15. Leases

Note 15.1 Right of use asset, net

	March 31, 2024	December 31, 2023
Right of use asset	3,492,793	2,980,106
Accumulated depreciation	(1,696,248)	(1,612,996)
Impairment	(6,104)	(5,857)
Total right of use asset, net	1,790,441	1,361,253

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost

Balance at December 31, 2022	2,826,607
Increase from new contracts	10,751
Remeasurements from existing contracts (1)	89,135
Derecognition and disposal (2)	(14,716)
Effect of exchange differences on the translation into presentation currency	(7,638)
Other changes	(1,753)
Balance at March 31, 2023	2,902,386

Balance at December 31, 2023	2,980,106
Increase from new contracts	61,975
Remeasurements from existing contracts (1)	430,921
Derecognition and disposal (2)	(4,751)
Effect of exchange differences on the translation into presentation currency	24,923
Other changes	(381)
Balance at March 31, 2024	3,492,793

Accumulated depreciation
Balance at December 31, 2022	1,377,029
Depreciation	67,146
Derecognition and disposal (2)	(10,924)
Effect of exchange differences on the translation into presentation currency	(3,734)
Other changes	(421)
Balance at March 31, 2023	1,429,096

Balance at December 31, 2023	1,612,996
Depreciation	77,018
Derecognition and disposal (2)	(3,778)
Effect of exchange differences on the translation into presentation currency	10,156
Other changes	(144)
Balance at March 31, 2024	1,696,248

Impairment
Balance at December 31, 2022	6,109
Effect of exchange differences on the translation into presentation currency	(85)
Balance at March 31, 2023	6,024

Balance at December 31, 2023	5,857
Derecognition and disposal (2)	(15)
Effect of exchange differences on the translation into presentation currency	262
Balance at March 31, 2024	6,104

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	March 31, 2024	December 31, 2023
Buildings	3,457,582	2,948,056
Vehicles	17,525	18,950
Lands	12,480	7,540
Equipment	5,206	5,560
Total	3,492,793	2,980,106

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	March 31, 2024	December 31, 2023
Buildings	1,676,943	1,594,867
Vehicles	9,452	8,845
Equipment	4,970	4,796
Lands	4,883	4,488
Total	1,696,248	1,612,996

Depreciation expense by class of underlying asset is shown below:

	Quarters ended March 31,
	2024	2023
Buildings	75,449	65,272
Vehicles	1,073	1,261
Equipment	305	420
Lands	191	193
Total depreciation	77,018	67,146

Exito Group is not exposed to the future cash outflows for extension options and termination options. Additionally, there are no residual value guarantees, restrictions nor covenants imposed by leases.

At March 31, 2024, the average remaining term of lease contracts is 11.6 years (11.7 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liabilities

	March 31, 2024	December 31, 2023
Lease liabilities	1,998,863	1,567,959
Current	281,436	282,180
Non-Current	1,717,427	1,285,779

The movement in lease liabilities is as shown:

Balance at December 31, 2022	1,655,955
Additions	10,751
Accrued interest	29,815
Remeasurements	89,135
Terminations	(3,781)
Payments of lease liabilities including interests	(98,427)
Effect of exchange differences on the translation into presentation currency	(4,248)
Balance at March 31, 2023	1,679,200

Balance at December 31, 2023	1,567,959
Additions	61,975
Accrued interest	36,964
Remeasurements	430,921
Terminations	(1,089)
Payments of lease liabilities including interests	(115,097)
Effect of exchange differences on the translation into presentation currency	17,230
Balance at March 31, 2024	1,998,863

Below are the future lease liability payments at March 31, 2023:

Up to one year	382,912
From 1 to 5 years	1,001,869
More than 5 years	1,154,250
Minimum lease liability payments	2,539,031
Future financing (expenses)	(540,168)
Total minimum net lease liability payments	1,998,863

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	March 31, 2024	December 31, 2023
Trademarks	279,726	250,879
Computer software	280,612	278,893
Rights	24,772	23,385
Other	123	90
Total cost of other intangible assets	585,233	553,247
Accumulated amortization	(191,312)	(186,878)
Total other intangible assets, net	393,921	366,369

The movement of the cost of other intangible assets and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2022	299,688	274,480	24,703	147	599,018
Additions	5,296	4,238	-	-	9,534
Transfers to other balance sheet accounts – Property, plant, and equipment	-	(1,272)	-	-	(1,272)
Effect of exchange differences on the translation into presentation currency	(18,499)	(483)	(779)	(23)	(19,784)
Hyperinflation adjustments	16,504	-	1,159	23	17,686
Other minor movements	-	84	-	-	84
Balance at March 31, 2023	302,989	277,047	25,083	147	605,266

Balance at December 31, 2023	250,879	278,893	23,385	90	553,247
Additions	4	6,349	-	-	6,353
Disposals and derecognition	-	(6,055)	-	-	(6,055)
Effect of exchange differences on the translation into presentation currency	2,571	1,425	(151)	(4)	3,841
Hyperinflation adjustments	26,272	-	1,538	37	27,847
Balance at March 31, 2024	279,726	280,612	24,772	123	585,233

Accumulated amortization	Computer software	Rights	Other	Total
Balance at December 31, 2022	172,630	1,582	126	174,338
Amortization	7,673	96	-	7,769
Effect of exchange differences on the translation into presentation currency	(391)	(292)	(23)	(706)
Hyperinflation adjustments	-	492	23	515
Other minor movements	-	(96)	-	(96)
Balance at March 31, 2023	179,912	1,782	126	181,820

Balance at December 31, 2023	185,455	1,354	69	186,878
Amortization	8,091	-	-	8,091
Effect of exchange differences on the translation into presentation currency	1,133	(68)	(4)	1,061
Hyperinflation adjustments	-	920	36	956
Disposals and derecognition	(5,674)	-	-	(5,674)
Balance at March 31, 2024	189,005	2,206	101	191,312

(1)	The balance of trademarks, is shown below:

Operating segment	Brand	Useful life	March 31, 2024	December 31, 2023
Uruguay	Miscellaneous	Indefinite	120,170	115,020
Argentina	Libertad	Indefinite	73,125	49,432
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
Colombia	Taeq	Indefinite	5,296	5,296
Colombia	Finlandek	Indefinite	4	-
			279,726	250,879

The trademarks have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

At March 31, 2024 and at December 31, 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	March 31, 2024	December 31, 2023
Spice Investment Mercosur S.A.	1,492,896	1,441,256
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Libertad S.A.	275,582	186,289
Cafam	122,219	122,219
Other	50,806	50,806
Total goodwill	3,222,572	3,081,639
Impairment loss	(1,017)	(1,017)
Total goodwill, net	3,221,555	3,080,622

The movement in goodwill are shown below:

	Cost	Impairment	Net
Balance at December 31, 2022	3,485,320	(1,017)	3,484,303
Effect of exchange differences on the translation into presentation currency	(82,549)	-	(82,549)
Hyperinflation adjustments	62,199	-	62,199
Balance at March 31, 2023	3,464,970	(1,017)	3,463,953

Balance at December 31, 2023	3,081,639	(1,017)	3,080,622
Effect of exchange differences on the translation into presentation currency	41,923	-	41,923
Hyperinflation adjustments	99,010	-	99,010
Balance at March 31, 2024	3,222,572	(1,017)	3,221,555

Goodwill has indefinite useful life on the grounds of the Exito Group’s considerations thereon, and consequently it is not amortized.

17.1. Business combinations

Related to business combinations from 2023, at March 31, 2024, Exito Group is currently advancing the allocation of the purchase price. The consideration transferred, the fair values of identifiable assets and liabilities from the business acquired at acquisition date and the adjustments of measurement at closing period are as follows:

	Book values at the date of acquisition			Measurement period adjustments			Fair values at the date of acquisition
	Hipervital	Costa y	Modasian	Hipervital	Costa y	Modasian	Hipervital	Costa y	Modasian
	S.A.S.	Costa S.A.	S.R.L.	S.A.S.	Costa S.A.	S.R.L.	S.A.S.	Costa S.A.	S.R.L.
Cash	-	-	-	-	411	-	-	411	-
Trade receivables	-	-	-	-	1,309	-	-	1,309	-
Inventories	680	-	-	(17)	1,230	-	663	1,230	-
Tax assets	-	-	-	-	334	-	-	334	-
Property, plant and equipment, net	2,614	92	1,758	(66)	314	-	2,548	406	1,758
Rights of use	-	7,543	-	-	(7,543)	-	-	-	-
Brands	-	-	-	12,904	-	-	12,904	-	-
Total identifiable assets	3,294	7,635	1,758	12,821	(3,945)	-	16,115	3,690	1,758
Financial liabilities	-	-	235	-	-	-	-	-	235
Trade payables	689	110	846	(18)	2,099	-	671	2,209	846
Leases liabilities	-	7,525	-	-	(7,525)	-	-	-	-
Total liabilities take on	689	7,635	1,081	(18)	(5,426)	-	671	2,209	1,081
Net assets and liabilities measured at fair value	2,605	-	677	12,839	1,481	-	15,444	1,481	677
Consideration transferred	20,126	17,032	1,558	(865)	606	-	19,261	17,638	1,558
Goodwill from the acquisition	17,521	17,032	881	(13,704)	(875)	-	3,817	16,157	881

The goodwill and variations from the time of acquisition at March 31, 2024, shown the following:

	Hipervital	Costa y	Modasian
	S.A.S.	Costa S.A.	S.R.L.	Total
Goodwill from the acquisition	3,817	16,157	881	20,855
Effect of exchange difference	(462)	(1,953)	(106)	(2,521)
Saldo al 31 de diciembre de 2023	3,355	14,204	775	18,334
Effect of exchange difference	150	636	35	821
Saldo al 31 de marzo de 2024	3,505	14,840	810	19,155

The revenues and profit or loss of this business acquired, corresponding to the quarter ended at March 31, 2024, included in the consolidated statements of profit or loss at March 31, 2024, shown the following:

	Hipervital	Costa y	Modasian
	S.A.S.	Costa S.A.	S.R.L.
Revenues	8,286	5,895	-
Profit (loss) for the period	21	(155)	13

This companies acquired are ongoing business that are consider attractive, located in strategic places coinciding with the expansion plan of the Exito Group.

Goodwill was fully allocated to the Uruguay segment and is attributable to the synergies expected from the integration of the operation of stores acquired in this country.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	March 31, 2024	December 31, 2023
Compañía de Financiamiento Tuya S.A.	Joint venture	248,860	220,134
Puntos Colombia S.A.S.	Joint venture	12,082	9,986
Sara ANV S.A.	Joint venture	2,056	2,438
Total investments accounted for using the equity method		262,998	232,558

There are no restrictions on the capability of joint ventures to transfer funds in the form of cash dividends, or loan repayments or advance payments.

There are not contingent liabilities incurred related to its participation therein.

Exito Group has no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them.

These investments have no restrictions or liens that affect the interest held in them.

Nota 18.1. Participation of the profits from investments accounted for using the equity method

The result for the participation of the profits from investments accounted for using the equity method is as follows:

	Quarters ended March 31,
	2024	2023
Compañía de Financiamiento Tuya S.A.	(23,774)	(27,793)
Sara ANV S.A.	(381)	(2)
Puntos Colombia S.A.S.	2,095	1,003
Total	(22,060)	(26,792)

Note 19. Non-cash transactions

During the quarters ended March 31, 2024, and March 31, 2023, Exito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13 and 15, respectively.

Note 20. Loans, borrowing and other financial liabilities

The balance of loans, borrowing and other financial liability is shown below:

	March 31, 2024	December 31, 2023
Bank loans	1,793,666	815,674
Put option on non-controlling interests (1)	460,542	442,342
Letters of credit	8,463	8,189
Total loans, borrowing and other financial liabilities	2,262,671	1,266,205
Current	2,056,303	1,029,394
Non-Current	206,368	236,811

(1)	Represents the put option liability on part of the non-controlling interest in Grupo Disco Uruguay S.A. Exito Group has a non-controlling interest in Grupo Disco Uruguay S.A. of 30.85%, (December 31, 2023 - 30.85%) of which 23.16% (December 31, 2023 - 23.16%) is subject to a put option held by non-controlling shareholders. Such put option is exercisable by the holders at any time until expiry on June 30, 2025. The put option exercise price is the greater of following three measures: (i) a fixed price per share of $0.30 in US dollars as stated in the put option contract adjusted at a rate of 5% per year, (ii) a multiple of 6 times the average EBITDA of the last two years minus the net debt of Grupo Disco Uruguay S.A. as of the exercise date, or (iii) a multiple of 12 times the average net income of the past two years of the Grupo Disco Uruguay S.A. On March 31, 2024, the greater of these three measures was the multiple of 12 times the average net income of the past two years.

During 2023, Grupo Casino negotiated with the non-controlling interest of Grupo Disco Uruguay S.A. the assignment of this put option to Exito Group. Once this assignment was completed, making Exito Group the direct holder of the put option liability, the put-call contract between Exito Group and Grupo Casino was finished.

To guarantee compliance with the obligation assumed by Exito Group in this assignment, a non-possessory pledge was constituted over the series B shares in Grupo Disco Uruguay S.A., which are property of Spice Investment Mercosur S.A., which are related in the title number 1 shareholding and representing 25% of the voting capital of Grupo Disco Uruguay S.A. This guarantee does not transfer the right to vote or receive dividends that the pledged shares have, which are held by Spice Investment Mercosur S.A. This guarantee replaces the last given in previous years on the same shareholding title.

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2022	1,455,584
Proceeds from loans and borrowings	727,266
Changes in the fair value of the put option recognized in equity	(9,095)
Interest accrued	38,731
Translation difference	(60)
Repayments of loans and borrowings	(46,118)
Payments of interest on loans and borrowings	(24,668)
Balance at March 31, 2023	2,141,640

Balance at December 31, 2023 (1)	1,266,205
Proceeds from loans and borrowings (2)	1,034,777
Changes in the fair value of the put option recognized in equity	18,200
Interest accrued	51,220
Translation difference	369
Repayments of loans and borrowings (3)	(80,981)
Payments of interest on loans and borrowings	(27,119)
Balance at March 31, 2024	2,262,671

(1)	At December 31, 2023, the balance included:

$108,969 corresponding of a bilateral credit taken on March 27, 2020, $136,727 of a bilateral credit taken on June 3, 2020 and the extension of a bilateral credit with three new bilateral credits in amounts of $202,663; $126,478 y $114,053 taken on March 26, 2021 as well as $101,280 and $25,348 of anew bilateral credits taken on August 28, 2023, for the Parent Company.

The put option contract of Spice Investments Mercosur S.A. for $442,342 with the non-controlling interest owners of the subsidiary Grupo Disco Uruguay S.A.

Letters of credit from the subsidiary Spice Investments Mercosur S.A. and its subsidiaries for $8,189.

(2)	The Parent Company requested disbursement of $30,000; $70,000 y $230,000 against one of its outstanding bilateral revolving credits entered February 18, 2022; disbursement of $300,000 against the bilateral revolving credit entered on October 10, 2022, and disbursement of $200,000 against other bilateral revolving credit entered on April 4, 2022.

In February 2024, the Parent Company requested disbursements for $70,000 against the bilateral revolving credit entered on February 18, 2022 and for $100,000 against the bilateral revolving credit entered on February 12, 2024.

During the quarter ended March 31, 2024, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested letters of credit totaling $30,729.

(3)	During the quarter ended March 31, 2024, the Parent Company paid $50,000 corresponding on the renewal on the bilateral credit contract signed on March 26, 2021.

During the quarter ended March 31, 2024, subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid letters of credit in amount of $30,819.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred.

Below is a detail of maturities for non-current loans and borrowings outstanding at March 31, 2024, discounted at present value (amortized cost):

Year	Total
2025	94,185
2026	58,867
2027	27,892
>2028	25,424
206,368

As of March 31, 2024, Exito Group has no unused lines of credit.

Covenants

Under loans and borrowing contracts, Exito Group is subject to comply with the following financial covenants: as long as Almacenes Exito S.A. has payment obligations arising from the contracts executed on March 27, 2020, maintain a leverage financial ratio, defined as adjusted recurring Ebitda to gross financial liabilities of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Almacenes Éxito S.A. for each annual period.

As of December 31, 2023, Exito Group complied with its covenants.

Additionally, from the same loans and borrowing contracts Exito Group is subject to comply with some non-financial covenant, which at December 31, 2023 were complied.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	March 31, 2024	December 31, 2023
Defined benefit plans	39,179	38,106
Long-term benefit plan	1,875	1,815
Total employee benefits	41,054	39,921
Current	5,074	4,703
Non-Current	35,980	35,218

Note 22. Provisions

The balance of provisions is shown below:

	March 31, 2024	December 31, 2023
Legal proceedings (1)	19,472	19,736
Restructuring	17,767	5,180
Taxes other than income tax	294	297
Other provisions	9,903	8,462
Total provisions	47,436	33,675
Current	35,823	22,045
Non-Current	11,613	11,630

At March 31, 2024 and at December 31, 2023, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against Exito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. There is no individual material process included in these provisions. The balance is comprised of:

	March 31, 2024	December 31, 2023
Labor legal proceedings	10,174	10,211
Civil legal proceedings	6,873	7,250
Administrative and regulatory proceedings	2,425	2,275
Total legal proceedings	19,472	19,736

(2)	The balance of other provisions corresponds to:

	31 de marzo	31 de diciembre
	de 2024	de 2023
Store close	3,496	61
Urbanistic improvements	2,215	2,215
Reduction for merchandises VMI	401	296
Others minor in Libertad S.A.	154	163
Montevideo real estate project	-	3,500
Others minor in Colombian subsidiaries	3,637	2,227
Total others provisions	9,903	8,462

Balances and movement of provisions during the reporting periods are as follows:

	Legal	Taxes other than
	proceedings	income tax	Restructuring	Other	Total
Balance at December 31, 2022	19,101	4,473	10,517	8,286	42,377
Increase	1,747	-	297	1,697	3,741
Uses	-	(465)	(127)	-	(592)
Payments	(836)	-	(6,590)	(1,833)	(9,259)
Reversals (not used)	(493)	(3,337)	(1,039)	(364)	(5,233)
Other reclassifications	(556)	-	243	(12)	(325)
Effect of exchange differences on the translation into presentation currency	(488)	(165)	(2)	(130)	(785)
Balance at March 31, 2023	18,475	506	3,299	7,644	29,924

Balance at December 31, 2023	19,736	297	5,180	8,462	33,675
Increase	1,275	-	16,144	6,482	23,901
Payments	(685)	-	(3,557)	(1,532)	(5,774)
Reversals (not used)	(1,009)	-	-	(3,500)	(4,509)
Other reclassifications	(1)	-	-	-	(1)
Effect of exchange differences on the translation into presentation currency	156	(3)	-	(9)	144
Balance at March 31, 2024	19,472	294	17,767	9,903	47,436

Note 23. Trade payables and other payable

	March 31, 2024	December 31, 2023
Payables to suppliers of goods	2,829,080	2,725,532
Payables and other payable - agreements (1)	714,678	1,562,246
Payables to other suppliers	299,733	325,447
Employee benefits	277,513	335,989
Withholding tax payable (2)	160,331	72,146
Dividends payable (3)	93,851	32,691
Purchase of assets (4)	53,585	121,554
Tax Payable	42,291	72,346
Other	44,664	38,175
Total trade payables and other payable	4,515,726	5,286,126
Current	4,496,384	5,248,777
Non-Current	19,342	37,349

(1)	The detail of payables and other payable - agreements is shown below:

	March 31, 2024	December 31, 2023
Payables to suppliers of goods	661,927	1,429,006
Payables to other suppliers	52,751	133,240
Total payables and other payable - agreements	714,678	1,562,246

(2)	It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2023.

(3)	The increase corresponds to the dividends declared on 2024.

(4)	The reduction is basically because a payment for $20,530 from Clearpath contract and $17,595 from others contracts.

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with Exito Group.

Exito Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, Exito Group has entered into agreements with some financial institutions in Colombia, that provide an additional payment period for these discounted supplier invoices. The terms under such agreements are not unique to Exito Group but are based on market practices in Colombia applicable to other players in the market that legally do not change the nature of the business transaction.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Almacenes Éxito S.A. and to its Colombian subsidiaries

Income tax rate applicable to Almacenes Éxito S.A. and its Colombian subsidiaries

a.	For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2023 and onwards, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	The base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	The tax on occasional payable by legal entities on total occasional gains obtained during the taxable year. For 2024 and 2023 the rate is 15%.

d.	A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (equivalent to $14 in 2024) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024 and 2023.

e.	Taxes, levies and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company’s economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations. VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax. The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported.

f.	The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services. The income tax withholding rate on payments abroad is 0% for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double-taxation agreements.

g.	The annual adjustment applicable at December 31, 2023 to the cost of furniture and real estate deemed fixed assets is 12.40%.

h.	The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

Pursuant to tax regulations in force, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

(a)	Tax credits of Almacenes Éxito S.A.

At March 31, 2024 Almacenes Éxito S.A. has accrued $61,415 (at December 31, 2023 - $61,415) excess presumptive income over net income.

The movement of Almacenes Éxito S.A ’s. excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415
Movements of excess presumptive income	-
Balance at March 31, 2024	61,415

At March 31, 2024, Almacenes Éxito S.A. has accrued tax losses amounting to $878,457 (at December 31, 2023 - $740,337).

The movement of tax losses at Almacenes Éxito S.A. during the reporting period is shown below:

Balance at December 31, 2022	740,337
Tax expense during the period	-
Balance at December 31, 2023	740,337
Tax expense during the period	138,120
Balance at March 31, 2024	878,457

(b)	Movement of tax losses for Colombian subsidiaries for the reporting period is shown below

Balance at December 31, 2022	33,562
Marketplace Internacional Éxito y Servicios S.A.S	105
Transacciones Energéticas S.A.S. E.S.P. (i)	126
Depósitos y Soluciones Logísticas S.A.S.	(24)
Balance at December 31, 2023	33,769
Marketplace Internacional Éxito y Servicios S.A.S	214
Transacciones Energéticas S.A.S. E.S.P. (i)	(618)
Balance at March 31, 2024	33,365

(i)	No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2024 (25% in 2023);

-	Argentina applies a 30% income tax rate in 2024 (35% in 2023).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	March 31, 2024	December 31, 2023
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	340,807	267,236
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	137,955	137,000
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	56,430	71,450
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	22,286	20,339
Tax discounts of Éxito from taxes paid abroad	17,404	17,258
Current income tax assets of subsidiary Onper Investment 2015 S.L.	8,820	10,715
Other current tax assets of subsidiary Onper Investment 2015 S.L.	35	29
Total current tax assets	583,737	524,027

Current tax liabilities

	March 31, 2024	December 31, 2023
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	70,870	98,391
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	23,513	3,621
Income tax payable from some Colombian subsidiaries	8,099	-
Current income tax liabilities of subsidiary Spice Investments Mercosur S.A.	7,976	47
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	4,778	4,979
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	54	293
Total current tax liabilities	115,290	107,331

Note 24.4. Income tax

The reconciliation between accounting (loss) income and net income and the calculation of the tax expense are as follows:

	Quarters ended March 31,
	2024	2023
(Loss) gain before income tax	(9,542)	119,771
Add
Non-deductible expenses	11,565	7,424
Tax on financial transactions	3,616	3,376
Reversal of expected credit losses	2,010	-
Fines, penalties and litigation	233	161
Taxes taken on and revaluation	69	250
Reimbursement of deduction for income-generating assets arising from the sale of assets	50
Selling price of fixed assets held less than two years	-	2
Less
IFRS adjustments with no tax effects (1)	(72,019)	(133,255)
Effect of accounting results of foreign subsidiaries	(51,837)	(69,789)
Tax-exempt dividends received from subsidiaries	(4,242)	(2,620)
Recovery of costs and expenses	(2,543)	(2,238)
Deduction from hiring of handicapped employees	(637)	(619)
Non-deductible taxes	(270)	(344)
Derecognition of gain from the sale of assets reported as occasional gain	(50)	(4,958)
Receivables written-off	-	(1,033)
30% additional deduction on salaries paid to apprentices	-	(18)
Net (loss) before offsetting	(123,597)	(83,890)
Offsetting	(618)	(24)
Net (loss) after offsetting	(124,215)	(83,914)
Net (loss) of the Parent and its Colombian subsidiaries	(138,334)	(96,242)
Net income of certain Colombian subsidiaries	14,737	12,352
Total net taxable income	14,119	12,352
Income tax rate	35%	35%
Subtotal tax (expense)	(4,941)	(4,323)
Adjustment in respect of current income tax of prior periods	(578)	110
Other minor adjustments	(4)	-
(Expense) tax paid abroad	-	(700)
Total tax (expense) of the Parent and its Colombian subsidiaries	(5,523)	(4,913)
Total current tax (expense) of foreign subsidiaries	(27,051)	(29,919)
Total current tax (expense)	(32,574)	(34,832)

(1)	IFRS adjustments with no tax effects are:

	Quarters ended March 31,
	2024	2023
Other accounting expenses with no tax effects	119,018	1,610
Accounting provisions	17,682	4,724
Untaxed dividends of subsidiaries	4,242	2,620
Exchange difference, net	379	(50,993)
Taxed actuarial estimation	215	548
Taxed leases	(69,090)	30,964
Net results using the equity method	(60,017)	(50,432)
Non-accounting costs for tax purposes	(34,370)	(15,959)
Excess personnel expenses for tax purposes over accounting personnel expenses	(29,015)	(8,793)
Excess tax depreciation over accounting depreciation	(11,558)	(12,358)
Recovery of provisions	(5,722)	(13,352)
Other accounting not for tax purposes (revenue), net	(3,783)	(21,830)
Non-deductible taxes	-	(4)
Total	(72,019)	(133,255)

The components of the income tax income (expense) recognized in the statement of profit or loss were:

	Quarters ended March 31,
	2024	2023
Current income tax (expense)	(31,996)	(34,943)
Adjustment in respect of current income tax of prior periods	(578)	110
Deferred income tax gain income (expense) (Note 24.6)	34,136	(5,875)
Total income tax income (expense)	1,562	(40,708)

Note 24.5. Deferred tax

	March 31, 2024		December 31, 2023
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
Tax losses	307,460	-	259,118	-
Tax credits	61,449	-	61,449	-
Excess presumptive income	21,496	-	21,495	-
Other provisions	14,826	-	9,926	-
Investment property	-	(62,111)	-	(120,144)
Property, plant, and equipment	47,324	(139,387)	93,660	(221,364)
Goodwill	-	(217,694)	-	(217,687)
Leases	642,803	(559,777)	634,180	(545,661)
Other	143,071	(258,649)	100,045	(33,423)
Total	1,238,429	(1,237,618)	1,179,873	(1,138,279)

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which Exito Group operates are grouped as follows:

	March 31, 2024		December 31, 2023
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
Colombia	151,145	-	113,373	-
Uruguay	88,087	-	84,319	-
Argentina	-	(238,421)	-	(156,098)
Total	239,232	(238,421)	197,692	(156,098)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	Quarters ended March 31,
	2024	2023
Profit (expense) benefit from deferred tax recognized in income	34,136	(5,875)
Adjustment related current income tax previous periods	(578)	110
(Expense) profit from deferred tax recognized in other comprehensive income	(1,559)	2,958
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	(72,782)	463
Total movement of net deferred tax	(40,783)	(2,344)

(1)	Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at March 31, 2024 amounted to $103,833 (at December 31, 2022 - $81,773).

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2024 or 2023 by Exito Group to its shareholders.

Note 24.7. Non-Current tax liabilities

The $7,670 balance at March 31, 2024 (at December 31, 2023 - $8,091) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	March 31, 2024	December 31, 2023
Collections on behalf of third parties (1)	121,100	123,023
Derivative financial instruments (2)	10,696	11,299
Derivative financial instruments designated as hedge instruments (3)	1,392	5,488
Total derivative instruments and collections on behalf of third parties	117,095	139,810

(1)	Collections on behalf of third parties includes amounts received for services where Exito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers. Include $20,290 (December 31, 2023 - $26,515) with third parties (Note 10.5).

(2)	The detail of maturities of these instruments at March 31, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	9,536	1,160	-	-	10,696

The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

(3)	Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models.

At March 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $$3,991.19	1,392

The detail of maturities of these hedge instruments at March 31, 2024 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	817	575	-	-	-	1,392

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,204.54	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Note 26. Other liabilities

The balance of other liabilities is shown below:

	March 31, 2024	December 31, 2023
Deferred revenues (1)	124,546	208,126
Customer loyalty programs	46,898	43,990
Advance payments under lease agreements and other projects	4,939	4,604
Repurchase coupon	196	239
Instalments received under “plan resérvalo”	160	160
Total other liabilities	176,739	257,119
Current	174,401	254,766
Non-Current	2,338	2,353

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

Exito Group considers Customer Loyalty Programs and deferred revenues as contractual liabilities. The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting periods, is shown below:

	Deferred	Customer loyalty
	revenue	programs
Balance at December 31, 2022	154,265	56,165
Additions	374,871	4,925
Revenue recognized	(421,248)	(4,155)
Effect of exchange difference from translation into presentation currency	(1,225)	(1,040)
Balance at March 31, 2023	106,663	55,895

Balance at December 31, 2023	208,126	43,990
Additions	1,248	4,317
Revenue recognized	(84,932)	(3,345)
Effect of exchange difference from translation into presentation currency	104	1,936
Balance at March 31, 2024	124,546	46,898

Note 27. Shareholders’ equity

Capital and premium on placement of shares

At March 31, 2024, and at December 31, 2023, Almacenes Exito’s authorized capital is represented by 1.590,000,000 common shares with a nominal value of $3.3333 Colombian pesos.

At March 31, 2024, and at December 31, 2023 the number of subscribed shares is 1.344.720.453 and the number of treasury shares is 46.856.094.

The rights granted on the shares correspond to voice and vote for each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on Almacenes Exito’s shares.

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Almacenes Exito.

Reserves

Reserves are appropriations made by Almacenes Éxito’s S.A. General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for payment future dividend.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	March 31, 2024			March 31, 2023			December 31, 2023
	Gross	Tax		Gross	Tax		Gross	Tax
	value	effect	Net value	value	effect	Net value	Value	effect	Net value
Measurement from financial instruments designated at fair value through other comprehensive income	(16,829)	-	(16,829)	(16,489)	-	(16,489)	(16,433)	-	(16,433)
Remeasurement loss on defined benefit plans	(5,052)	1,844	(3,208)	(536)	334	(202)	(5,052)	1,844	(3,208)
Translation exchange differences	(2,275,290)	-	(2,275,290)	(1,232,039)	-	(1,232,039)	(2,323,383)	-	(2,323,383)
Gain from cash-flow hedge	13,213	1,051	14,264	4,535	(1,571)	2,964	8,757	2,610	11,367
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	(2,302,935)	2,895	(2,300,040)	(1,263,506)	(1,237)	(1,264,743)	(2,355,088)	4,454	(2,350,634)
Other comprehensive income of non - controlling interests			(41,308)			57,633			(46,588)
Other comprehensive income of the parent			(2,258,732)			(1,207,110)			(2,304,046)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Quarters ended March 31,
	2024	2023
Retail sales (1) (Note 39)	5,036,104	5,237,232
Service revenue (2) (Note 39)	206,181	201,084
Other revenue (3) (Note 39)	32,854	17,838
Total revenue from contracts with customers	5,275,139	5,456,154

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount includes the following items:

	Quarters ended March 31,
	2024	2023
Retail sales, net of sales returns and rebates	5,033,254	5,208,024
Sale of real estate project inventories (a)	2,850	29,208
Total retail sales	5,036,104	5,237,232

(a)	As of March 31, 2024, it corresponds to the sale of 14.04% of Exito Occidente real estate project. As of March 31, 2023, it corresponds to the sale of the Galería La 33 real estate project.

(2)	Revenues from services and rental income comprise:

	Quarters ended March 31,
	2024	2023
Leases and real estate related income	76,414	76,710
Distributors	23,054	26,987
Lease of physical space	21,703	24,987
Commissions	19,608	8,448
Advertising	18,237	19,721
Administration of real estate	14,862	12,619
Telephone	11,322	9,477
Transport	9,576	8,219
Banking services	5,047	5,104
Money transfers	2,519	2,263
Other	3,839	7,180
Total service revenue	206,181	201,084

(3)	Other revenue relates to:

	Quarters ended March 31,
	2024	2023
Recovery employee liabilities	7,498	-
Leverages of assets	6,274	2,982
Marketing events	4,028	5,380
Collaboration agreements (a)	3,744	1,683
Recovery of provisions	3,500	-
Recovery of other liabilities	1,778	-
Royalty revenue	1,158	229
Financial services	1,099	1,042
Use of parking spaces	155	468
Technical assistance	27	17
Other	3,593	6,037
Total other revenue	32,854	17,838

(a)	Represents revenue from the following collaboration agreements:

	Quarters ended March 31,
	2024	2023
Redeban S.A.	1,448	884
Renting Colombia S.A.	1,400	-
Éxito Media	590	767
Alianza Sura	292	-
Moviired S.A.S.	14	32
Total collaboration agreement	3,744	1,683

Note 29. Distribution, administrative and selling expenses.

The amount of distribution, administrative and selling expenses by nature is:

	Quarters ended March 31,
	2024	2023
Employee benefits (Note 30)	429,461	431,301
Depreciation and amortization	147,795	142,192
Taxes other than income tax	145,097	156,183
Services	85,047	87,634
Fuels and power	70,519	71,404
Repairs and maintenance	65,641	63,729
Commissions on debit and credit cards	38,863	42,966
Advertising	35,119	41,308
Professional fees	20,458	23,339
Leases	18,617	18,144
Insurance	13,489	12,581
Packaging and marking materials	12,698	11,975
Administration of trade premises	12,419	14,843
Outsourced employees	9,774	13,363
Transport	9,726	11,618
Credit loss expense (a)	6,484	6,296
Commissions	3,858	4,225
Other commissions	2,672	2,586
Cleaning and cafeteria	2,597	2,785
Legal expenses	2,279	2,843
Other provision expenses	2,093	3,419
Travel expenses	2,037	4,971
Stationery, supplies and forms	1,529	1,379
Ground transportation	1,177	1,253
Seguros Éxito collaboration agreement	758	481
Autos Éxito collaboration agreement	166	503
Other	64,766	52,328
Total distribution, administrative and selling expenses	1,205,139	1,225,649
Distribution expenses	653,667	667,870
Administrative and selling expenses	122,011	126,478
Employee benefit expenses	429,461	431,301

(a)	This amount includes the following items:

	Quarters ended March 31,
	2024	2023
Allowance for expected credit losses (Note 8.1)	6,379	4,352
Hyperinflationary adjustments	60	98
Write-off of receivables	45	1,846
Total	6,484	6,296

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Quarters ended March 31,
	2024	2023
Wages and salaries	353,717	355,472
Contributions to the social security system	13,362	13,672
Other short-term employee benefits	15,462	13,814
Total short-term employee benefit expenses	382,541	382,958

Post-employment benefit expenses, defined contribution plans	35,719	35,851
Post-employment benefit expenses, defined benefit plans	614	570
Total post-employment benefit expenses	36,333	36,421

Termination benefit expenses	3,809	4,941
Other personnel expenses	6,750	6,947
Other long-term employee benefits	28	34
Total employee benefit expenses	429,461	431,301

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating (expenses) revenue, net

Other operating revenue

	Quarters ended March 31,
	2024	2023
Recovery of liabilities	6,266	-
Reversal of allowance for expected credit losses (Note 8.1)	3,195	5,132
Other indemnification	812	1,252
Recovery of other provisions	511	576
Insurance indemnification	424	185
Recovery of costs and expenses from taxes other than income tax	371	589
Recovery of other provisions for civil proceedings	89	254
Reimbursement of tax-related costs and expenses	-	3,337
Recovery of restructuring expenses	-	1,366
Total other operating revenue	11,668	12,691

Other operating expenses

	Quarters ended March 31,
	2024	2023
Restructuring expenses	(16,144)	(623)
Other (1)	(15,196)	(4,261)
Total other operating expenses	(31,340)	(4,884)

(1)	Corresponds:

	Quarters ended March 31,
	2024	2023
Fees for the registration process in the New York and Sao Paulo stock exchanges	(8,842)	(3,077)
Store and shops close plan	(5,195)	-
Fees for the projects for the implementation of norms and laws	(1,135)	(1,184)
Others	(24)	-
Total others	(15,196)	(4,261)

Other net income (losses)

	Quarters ended March 31,
	2024	2023
Write-off of property, plant and equipment	(4,010)	(1,656)
Gain from the sale of assets	1,930	-
Gain (loss) from the early termination of lease contracts	130	(11)
Gain (loss) from sale of property, plant and equipment	36	(25)
Total other net (loss)	(1,914)	(1,692)

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	Quarters ended March 31,
	2024	2023
Gain from foreign exchange differences	46,180	91,028
Net monetary position results, effect of the statement of profit or loss (1)	26,414	31,550
Interest income on cash and cash equivalents (Note 7)	11,917	16,112
Gains from valuation of derivative financial instruments	11,272	-
Gain from liquidated derivative financial instruments	1,053	25,572
Other financial income	5,941	6,216
Total financial income	102,777	170,478

Interest expense on loan and borrowings	(51,220)	(38,731)
Interest expense on lease liabilities	(36,964)	(29,815)
Factoring expenses	(28,926)	(41,667)
(Loss) gain from foreign exchange differences	(35,988)	(72,089)
Loss from liquidated derivative financial instruments	(8,979)	(8,622)
Loss from fair value changes in derivative financial instruments	(10,696)	(29,158)
Net monetary position expense, effect of the statement of financial position	(6,713)	(10,198)
Commission expenses	(2,369)	(2,925)
Other financial expenses	(3,633)	(4,095)
Total financial cost	(185,488)	(237,300)

Net financial result	(82,711)	(66,822)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
March 31, 2023	2,099.58	19.7%
December 31, 2023	6,603.36	276.4%
March 31, 2024	9,044.90	37%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the period.

There were no dilutive potential ordinary shares outstanding at the quarters ended March 31, 2024 and 2023.

The calculation of basic and diluted earnings per share for all periods presented is as follows:

In profit for the period:

	Quarters ended March 31,
	2024	2023
Net (loss) profit attributable to equity holders of the parent (basic)	(37,863)	45,118
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic (losses) earnings per share to equity holders of the parent (in Colombian pesos)	(29.17)	34.76

In continuing operations:

	Quarters ended March 31,
	2024	2023
Net (loss) profit from continuing operations (basic)	(7,980)	79,063
Less: net income from continuing operations attributable to non-controlling interests	29,883	33,945
Net (loss) profit from continuing operations attributable to the equity holders of the parent (basic)	(37,863)	45,118
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic (losses) earnings per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	(29.17)	34.76

Note 34. Impairment of assets

No impairment on financial assets were identified at March 31, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 8).

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	March 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments in private equity funds	470	470	472	472
Forward contracts measured at fair value through income (Note 12)	74	74	-	-
Derivative swap contracts denominated as hedge instruments (Note 12)	1,474	1,474	2,378	2,378
Investment in bonds (Note 12)	579	579	578	578
Investment in bonds through other comprehensive income (Note 12)	12,973	12,973	13,288	13,288
Equity investments (Note 12)	10,676	10,676	10,676	10,676

Non-financial assets
Investment property (Note 14)	1,746,654	4,190,493	1,653,345	4,174,798
Property, plant and equipment, and investment property held for sale (Note 40)	17,095	22,564	12,413	22,469

Financial liabilities
Loans and borrowings (Note 20)	1,802,129	1,798,146	823,863	824,054
Put option (Note 20)	460,542	460,542	442,342	442,342
Forwards contracts denominated as hedge instruments (Note 25)	1,392	1,392	5,488	5,488
Forward contracts measured at fair value through income (Note 25)	10,696	10,696	11,299	11,299

Non-financial liabilities
Customer loyalty liability (Note 26)	46,898	46,898	43,990	43,990

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model

The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.

Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

Investment property	Level 3	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Investment property	Level 3	Discounted cash flows method

This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.

Discount rate (12-17%) Vacancy rate (0% - 58,94%) Terminal capitalization rate (8,25% - 9,50%)

Investment property	Level 3	Realizable-value method

This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable value

Investment property	Level 3	Replacement cost method

The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.

Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method

This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Customer loyalty liability (refer to footnote 26)	Level 3	Market value

The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.

Number of points redeemed, expired and issued. Point value. Expected redemption rate.

Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Put option (refer to footnote 20)	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.

Net income of Supermercados Disco del Uruguay S.A. since April 2022 to March 2023 and since April 2023 to March 2024.

US Dollar-Uruguayan peso exchange rate on the date of valuation

US Dollar-Colombian peso exchange rate on the date of valuation

Total shares Supermercados Disco del Uruguay S.A.

Material non-observable input data and a valuation sensitivity analysis on the valuation of the “put option contract” refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. since April 2023 to March 2024.	$175,875	The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of Grupo Disco Uruguay S.A., or (iii) a multiple of the net income of Grupo Disco Uruguay S.A.
	Ebitda of Supermercados Disco del Uruguay S.A., consolidated Over 12 months	$250,300
	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	$(156,640)
	Multiple of the net income	$460,542
	US Dollar-Uruguayan peso exchange rate on the date of valuation	$37.57
	US Dollar-Colombian peso exchange rate on the date of valuation	$3,842.30
	Total shares Supermercados Disco del Uruguay S.A.	344,166,018	On March 31, 2024, the value of the put option is recognized based on multiple of the net income.
			Grupo Disco Uruguay S.A.’s Ebitda should increase by approx. 23.32% to arrive at a value greater than the recognized value.
			The Fixed contract price should increase by approx. 58.71% to reach a value greater than the recognized value.
			An exchange rate appreciation of 15% would increase the value of the put option by $69,081.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1, level 2 and level 3 hierarchies during the quarter ended March 31, 2024.

Note 36. Contingencies

Contingent assets

Éxito Grupo has not material contingent assets to disclose at March 31, 2024 and at December 31, 2023.

Contingent liabilities

Contingent liabilities at March 31, 2024 and at December 31, 2023 are:

(a)	The following proceedings are underway, seeking that Exito Group be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia National Directorate of Customs) amounting $42,210 (December 31, 2023 - $40,780) relating to 2015 income tax return of Almacenes Éxito S.A.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2023 - $11,830).

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,734 (December 31, 2023 - $2,211).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4279 of April 8, 2021 whereby the Almacenes Éxito S.A. is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018 in amount of $2,130 (December 31, 2023 - $2,130).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 of February 24, 2021, whereby the Department of Atlántico settles the Security and Citizen Coexistence Tax for the taxable period of February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 of November 10, 2021, whereby an appeal for reconsideration is resolved for $1,226 (December 31, 2023 - $1,226).

-	Labor liability process for $80 (December 31, 2023 - $80) in the subsidiary Exito Industrias S.A.S.

(b)	Guarantees:

-	Almacenes Éxito S.A. granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. At March 31, 2024, the balance es $3,967 (December 31, 2023 $3,967).

-	Subsidiary Éxito Viajes y Turismo S.A.S. granted a collateral in favor of Aerovías de Integración Regional Aires S.A in the amount of $284 (December 31, 2023 - $284) to ensure compliance with the payments associated with the contract for the sale of airline tickets.

-	Subsidiary Éxito Viajes y Turismo S.A.S. is defendant in a consumer protection action under Section 4 of Decree 557 of the Ministry of Commerce, Industry and Tourism, with scope from the state of sanitary emergency declared on March 12,2020 in the amount of $1,303 (December 31, 2023- $1,228) covering 275 proceedings.

-	Almacenes Éxito S.A. granted its subsidiary Transacciones Energéticas S.A.S. E.S.P. a financial guarantee for $3,000 (December 31, 2023 - $3,000) to cover possible defaults of its obligations for the charges for the use of local distribution and regional transmission systems before the market and before the agents where the service is rendered.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 some subsidiaries and Almacenes Éxito S.A., as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Transacciones Energéticas S.A.S. E.S.P.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Logística, Transporte y Servicios Asociados S.A.S.	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid.

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the quarter ended March 31, 2024, there is no paid for dividends.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the quarter ended March 31, 2024 are as follows:

	Dividends	Dividends
	declared	paid
Patrimonio Autónomo Viva Malls	20,020	23,002
Éxito Viajes y Turismo S.A.S.	4,075	-
Patrimonio Autónomo Viva Villavicencio	1,945	2,266
Patrimonio Autónomo Centro Comercial	1,067	1,547
Grupo Disco Uruguay S.A.	581	572
Patrimonio Autónomo Viva Laureles	539	624
Patrimonio Autónomo San Pedro Etapa I	306	291
Patrimonio Autónomo Viva Sincelejo	60	342
Patrimonio Autónomo Centro Comercial Viva Barranquilla	-	212
Patrimonio Autónomo Viva Palmas	-	100
Total	28,593	28,956

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2023 are as follows:

	Dividends	Dividends
	declared	paid
Patrimonio Autónomo Viva Malls	104,623	81,621
Grupo Disco Uruguay S.A.	27,544	31,108
Patrimonio Autónomo Viva Villavicencio	10,131	9,334
Patrimonio Autónomo Centro Comercial	4,906	4,827
Patrimonio Autónomo Centro Comercial Viva Barranquilla	2,830	2,684
Patrimonio Autónomo Viva Laureles	2,687	2,611
Éxito Viajes y Turismo S.A.S.	2,517	2,517
Patrimonio Autónomo San Pedro Etapa I	1,796	1,837
Patrimonio Autónomo Viva Sincelejo	1,476	2,081
Patrimonio Autónomo Viva Palmas	768	1,115
Total	159,278	139,735

Note 38. Seasonality of transactions

Exito Group’s operation and cash flow cycles indicate certain seasonality in operating and financial results, as well as financial indicators associated with liquidity and working capital, once there is a concentration during the first and the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year. The administration manages these indicators in order to control that risks do not materialize and for those that could materialize it implements action plans in timely; additionally, it monitors the same indicators in order to keep them within industry standards.

Note 39. Operating segments

Exito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

-	Éxito: Revenues from retailing activities, with stores under the banner Éxito.
-	Carulla: Revenues from retailing activities, with stores under the banner Carulla.
-	Low cost and other: Revenues from retailing and other activities, with stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Exito Group discloses information by segment pursuant to IFRS 8 - Operating segments, which are defined as a component of an entity whose operating results are regularly reviewed by the chief operating decision maker (Board of Directors) for decision making purposes about resources to be allocated.

Retail sales by each of the segments are as follows:

		Quarter ended March 31,
Operating segment	Banner	2024	2023 (a)
Colombia	Éxito	2,520,385	2,482,685
	Carulla	606,986	568,511
	Low cost and other	575,974	579,147
Argentina		295,716	445,420
Uruguay		1,037,043	1,161,469
Total consolidated		5,036,104	5,237,232

(a)	As a consequence of the store conversions carried out during 2024, the sales of the brands of the Colombian operating segment for the quarter ended March 31, 2023, have been reclassified for comparative purposes using the same store allocation presented during the quarter ended March 31, 2024.

Below is additional information by operating segment:

	For the quarter ended March 31, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,703,345	295,716	1,037,043	5,036,104	-	5,036,104
Service revenue	189,458	9,809	6,914	206,181	-	206,181
Other revenue	31,255	1	1,598	32,854	-	32,854
Gross profit	843,260	100,301	378,392	1,321,953	-	1,321,953
Operating profit	(1,048)	(2,850)	99,126	95,228	-	95,228
Depreciation and amortization	143,066	7,378	23,187	173,631	-	173,631
Net finance expenses	(94,714)	14,576	(2,572)	(82,710)	-	(82,710)
Profit before income tax	(117,822)	11,726	96,554	(9,542)	-	(9,542)
Income tax	33,809	(10,613)	(21,634)	1,562	-	1,562

	For the quarter ended March 31, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,630,343	445,420	1,161,469	5,237,232	-	5,237,232
Service revenue	177,207	16,538	7,339	201,084	-	201,084
Other revenue	15,599	6	2,316	17,921	(83)	17,838
Gross profit	862,503	154,457	415,959	1,432,919	-	1,432,919
Operating profit	93,015	3,365	117,005	213,385	-	213,385
Depreciation and amortization	135,324	11,075	22,292	168,691	-	168,691
Net finance expenses	(72,336)	7,860	(2,346)	(66,822)	-	(66,822)
Profit before income taxc	(6,113)	11,225	114,659	119,771	-	119,771
Income tax	3,622	(17,419)	(26,911)	(40,708)	-	(40,708)

(1)	Non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 40. Assets held for sale

Assets held for sale

Exito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Exito Group. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	March 31, 2024	December 31, 2023
Property, plant, and equipment (1)	14,450	9,768
Investment property (2)	2,645	2,645
Total	17,095	12,413

(1)	Corresponds to the Local Paraná of the Argentinian subsidiary. As of March 31, 2024, the increase corresponds to the conversion effect.

(2)	It corresponds to the La Secreta land negotiated with the buyer during 2019. As of March 31, 2024, 57.93% of the payment for the property has been delivered and received. The rest of the asset will be delivered coincidentally with the asset payments that will be received with the following scheme: 1.19% in 2024 and 40.88% in 2025. The deed of contribution to the trust was signed on December 1, 2020 and was registered on December 30, 2020.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 41. Subsequent Events

No events have occurred subsequent to the date of the reporting period that represent significant changes in the financial position and the operations of the Company due to their relevance are required to be disclosed in the financial statements.

Almacenes Éxito S.A.

Certification by the Parent Companie’s Legal Representative and Head Accountant

Envigado, May 8, 2024

We, the undersigned Legal Representative and Head Accountant of Almacenes Éxito S.A. Parent Company, each of us duly empowered and under whose responsibility the accompanying financial statements have been prepared, do hereby certify that regarding the interim consolidated financial statements, the following assertions therein contained have been verified prior to making them available to you and to third parties:

1.	All assets and liabilities included in the interim consolidated financial statements, exist, and all transactions included in said interim consolidated financial statements have been carried out during the quarter ended March 31, 2024 and March 31, 2023.

2.	All economic events achieved by the Company during the quarter ended March 31, 2024 and march 31, 2023, have been recognized in the interim consolidated financial statements.

3.	Assets represent likely future economic benefits (rights), and liabilities represent likely future economic sacrifice (obligations) obtained by or in charge of the Company at March 31, 2021 and at December 31, 2023.

4.	All items have been recognized at proper values.

5.	All economic events affecting the Company have been properly classified, described and disclosed in the interim consolidated financial statements.

We do certify the above assertions pursuant to section 37 of Law 222 of 1995.

Further, the undersigned legal representative of Almacenes Éxito S.A., Parent Company, does hereby certify that the interim consolidated financial statements and the operations of the Company and its subsidiaries at March 31, 2024 and at December 31, 2023, are free of fault, inaccuracy or misstatement that prevent users from having a true view of its financial position.

This certification is issued pursuant to section 46 of Law 964 of 2005.

Finally, we inform that these accompanying consolidated financial statements for the quarters ended March 31, 2024 and March 31, 2023 were subjected to a limited review under the International Standard for Review Engagements NITR 2410 (ISRE 2410) - Review of interim financial information, carried out by the Parent Company’s statutory auditor. The report of the statutory auditor for the quarter ended March 31, 2024 is an integral part of these financial statements.